Exhibit 99.3

Company	Wolseley PLC
TIDM	WOS
Headline	Blocklisting Interim Review
Released	10:44 01-Sep-05

RNS Number:7014Q
Wolseley PLC
01 September 2005

Block Listing Six-Monthly Return

1 Name of company:
Wolseley plc

2 Name of Scheme:
Executive Share Option Scheme 1984

3 Period of Return –
From: 1 March 2005
To: 31 August 2005

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
178,867 Ordinary 25p shares

5 Number of shares issued/allotted under scheme during period:
21,550

6 Balance under scheme not yet issued/allotted under scheme at end of period:
157,317

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

425,000 Ordinary 25p shares listed on 22.03.2001 ref 0006-0003 (utilised)
100,000 Ordinary 25p shares listed on 02.04.2002 ref RA/Wolseley plc/00010 (utilised)
90,000 Ordinary 25p shares listed on 04.11.2002 ref RA/Wolseley plc/00011 (utilised)
100,000 Ordinary 25p shares listed on 01.10.2003 ref RA/Wolseley plc/00012
100,000 Ordinary 25p shares listed on 01.10.2004 ref RA/Wolseley plc/0-976-402

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
592,147,998

Contact name for queries:
M J White

Contact telephone number:
0118 929 8700

Contact address:
Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA

Name of person making return:
M J White

Position of person making return:
Group Company Secretary and Counsel

Additional Information:

This information is provided by RNS
The company news service from the London Stock Exchange

END